MAG Silver Corp. January 21, 2007
For Immediate Release N/R #08-01

MAG ANNOUNCES APPROVAL OF
SHAREHOLDER RIGHTS PLAN

Vancouver, B.C…MAG Silver Corp. (TSX:MAG; AMEX:MVG) ("MAG" or "the Company") is pleased to announce that its shareholder rights plan, which was adopted by its directors and announced on August 3, 2007, has been approved by its shareholders at the special meeting held on January 18, 2008.
The Rights Plan was adopted to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of the Company.  The Rights Plan was not adopted in response to any proposal to acquire control of the Company.  The Rights Plan will expire at the end of the third annual general meeting of the Company’s shareholders following this approval, unless renewed by the shareholders.

About MAG Silver Corp. ( www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner, Peñoles, are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.comand www.sec.gov/edgar/searchedgar/companysearch.html .